Exhibit (a)(1)(K)
[FORM OF COMMUNICATION REGARDING THE RESULTS OF THE OPTION EXCHANGE OFFER]
Results of the Option Exchange Offer
Photon Dynamic’s option exchange offer expired at 9:00 p.m., Pacific Time, on April ___, 2007. Since the offer has now terminated, Photon Dynamics will not be accepting any additional elections to participate in the exchange. If you had an option grant accepted for exchange, shortly you will receive a restricted stock unit agreement governing the terms of your restricted stock units (in the form previously provided to you, but with the blanks filled in).
If you have any questions, please telephone Elaine Gonzales at +1 (408) 360-3150 or send an email to RSUEXCHANGE@Photondynamics.com.
Thank you.